SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2008
(Commission File Number: 000-24876)
TELUS Corporation
(Translation of registrant’s name into English)
21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal registered offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

This Form 6-K consists of the following:
News Release dated January 17, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:  January 24, 2008

TELUS Corporation
/s/ Audrey Ho
Name:	Audrey Ho
Title:	Senior Vice President, General Counsel and Corporate Secretary

January 17, 2008
TELUS announces successful acquisition of Emergis
Creates leading electronic health care solutions provider
Vancouver, B.C. and Montréal, QC — TELUS Corporation (TSX: T, T.A; NYSE: TU) and Emergis Inc. (TSX: EME) today announced that 6886116 Canada Ltd., an indirect wholly-owned subsidiary of TELUS, has been successful in its bid to acquire Emergis under its previously announced offer to acquire all of the common shares of Emergis (including common shares issuable upon the exercise or surrender of any options). A total of approximately 84,876,494 common shares representing approximately 94% of the outstanding common shares of Emergis (on a fully-diluted basis) were validly deposited to the offer, which expired at 5:00 p.m. (Eastern Standard Time) on January 16, 2008. With all conditions of the offer having been satisfied, 6886116 Canada Ltd. has taken up the tendered shares and will pay to the Depositary $8.25 per share in cash for these shares on January 17, 2008.
“We are very pleased with the strong acceptance of our offer,” said Joe Natale, President of TELUS Business Solutions, “and we welcome the Emergis team and its CEO François Côté to the TELUS team. We look forward to helping lead the transformation of healthcare in Canada by providing advanced electronic health record, claims processing and pharmacy solutions. In addition, Emergis’ strong suite of financial services solutions complements TELUS’ strength in the financial services sector.”
“This is a great opportunity for our employees and for the customers of both our organizations,” said François Côté, President and CEO of Emergis. “Combining our proven capabilities with TELUS’ customer base, strong brand, and financial resources positions us to lead the development of electronic solutions for the healthcare and financial services industries.”
TELUS, through its wholly-owned subsidiary, intends to exercise its statutory rights under the Canada Business Corporations Act to purchase all of the remaining shares by compulsory acquisition. Upon completion of the compulsory acquisition, it intends to de-list the Emergis common shares from The Toronto Stock Exchange and to apply to securities regulatory authorities for Emergis to cease to be a reporting issuer.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the secure exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis delivers solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and 3,100 pharmacies.
About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9 billion of annual revenue and 11 million customer connections including 5.4 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada’s premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit www.telus.com.
TELUS will be filing a report under National Instrument 62-103 of the Canadian securities regulatory administrators in connection with the transaction, a copy of which may be obtained from SEDAR at www.sedar.com or EDGAR at www.sec.gov.
Forward Looking Statements
This news release contains forward-looking statements about TELUS and Emergis that are intended to be covered by the safe harbour for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this news release are forward-looking statements. Forward-looking statements may prove to not be accurate and readers are cautioned to not place undue reliance on them.
Statements that address activities, events or developments that TELUS or Emergis expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include but are not limited to those regarding: strategic plans and expectations; business and financial prospects; expected efficiencies and economies of scale from the transaction; future financial or operating performance and cash flows, including improved growth and returns; and statements regarding strategies, objectives, goals and targets.
Such forward-looking statements are subject to inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of TELUS and Emergis that could cause actual results to differ materially from the future results expressed in or implied or projected by the forward-looking statements. These risks and uncertainties include but are not limited to the risk factors disclosed and identified in TELUS’ and Emergis’ public filings made with securities regulatory authorities in Canada (on SEDAR at www.sedar.com) and the Securities and Exchange Commission in the United States (on EDGAR at www.sec.gov), as applicable, and also include the following risks, uncertainties and other possibilities: approvals required to be obtained by Emergis from regulatory and other agencies and bodies will not be obtained in a timely manner; anticipated benefits, efficiencies and cost savings from the business combination or related divestitures cannot be fully realized; costs or difficulties related to the integration of Emergis’ and TELUS’ operations will be greater than expected; business and economic conditions in the principal markets for the companies’ products and other anticipated and unanticipated costs and expenses and other risk factors relating to Emergis and TELUS, as well as risk factors relating to the business of Emergis, including: adverse industry events, the adoption rate of Emergis’ solutions, its ability to deliver development and implementation projects in a timely manner, the obtaining of any necessary customer consents, the non-renewal of major contracts which expire in the near term, complexities and timing of signing large customer contracts, exposure under contract indemnities, defects in software or failures in the processing of transactions and security and privacy breaches.
The forward-looking statements included in this news release represent TELUS’ and Emergis’ views as of the date hereof. While the companies anticipate that subsequent events and developments may cause their views to change, they specifically disclaim any obligation to update any forward-looking statements contained in this news release or any other forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of either of them. The forward-looking statements contained in this news release should not be relied upon as representing their views as of any date other than the date hereof.
Legal Notice
This news release is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities of Emergis.

For more information, please contact:

TELUS Media Relations Allison Vale (416) 629-6425 allison.vale@telus.com	Emergis Media and Investor Relations John Gutpell (450) 928-6856 ir@emergis.com

TELUS Investor Relations Robert Mitchell (416) 279-3219 ir@telus.com